October 31, 2012

Scott R. Anderson, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603-4080

Re: Smart Trust, Zacks Diversified Equity and Corporate Bond ETF Trust, Series 1
        File Nos. 333-184208 and 811-21429

Dear Mr. Anderson:

        On October 1, 2012, you filed a registration statement on Form S-6 for Smart Trust,
Zacks Diversified Equity and Corporate Bond ETF Trust, Series 1 (the "Trust"), a unit
investment trust. We have reviewed the registration statement, and have provided our comments
below. For convenience, we generally organized our comments using headings, defined terms
and page numbers found in the registration statement. Where a comment is made in one
location, it is applicable to all similar disclosure appearing elsewhere in the registration
statement.

PROSPECTUS

Cover Page

1.   The name of the Trust may be confusing to investors, who may believe the Trust is an
exchange traded fund ("ETF") rather than a unit investment trust that invests in a combination of
ETFs and individual equities. Please revise the name of the Trust to eliminate any confusion.

Investment Summary — Strategy of Portfolio Selection (Page A-3)

2.   This section describes the equity securities, preferred stocks, and ETFs in which the Trust
will invest. Please add disclosure in this section that the Trust's ETFs will invest substantially

all of their assets in corporate bonds, and describe the maturities of these bonds, and whether these bonds will include foreign issuers. Additionally, please disclose the market capitalizations of the Trust's equity securities.

Investment Summary — Principal Risk Considerations (Page A-5)

3.   The sixth bullet point in this section describes the risks of the Trust's exposure to high yield debt obligations, or "junk bonds." Please also describe these securities as "speculative."

GENERAL COMMENTS

4.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

5.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

6.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

• Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
• the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

Edward P. Bartz
Staff Attorney